Exhibit 99.1

CORPORATE RELEASE	21 May 2020

Manchester United PLC Reports Third Quarter Fiscal 2020 Results

and Provides COVID-19 Impact

Key Points

•	The COVID-19 pandemic and related lockdown measures resulted in the suspension of all Premier League, FA Cup and UEFA Europa League matches since 13 March
•	In compliance with relevant guidelines, Premier League clubs have resumed training on 19 May in preparation for potential restart of the 2019/20 season in June; Europa League to potentially restart in August
•	The Club and its Foundation have committed significant resources to COVID-19 responses including support for local hospitals, food banks, schools and other community-based initiatives

MANCHESTER, England. – 21 May 2020 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world - today announced financial results for the 2020 fiscal third quarter ended 31 March 2020.

Management Commentary

Ed Woodward, Executive Vice Chairman, commented, “Our focus remains on the health and well-being of our colleagues, fans and partners around the world and we are extremely proud of how those connected to the club have responded during this crisis. Since the start of the pandemic, Manchester United and our Foundation have provided assistance to hospitals, charities and schools in our communities, as well as support for frontline workers and vulnerable fans. These actions reflect our core values as a club and the resilience through adversity that we have demonstrated many times throughout our long history and will do so again to weather these current challenges. In that spirit, we look forward to the team safely returning to the pitch and building on the exciting momentum that Ole and the players had previously achieved, while taking all necessary steps to protect public health. Our thoughts remain with all those affected during this unprecedented time.”

Fiscal 2020 Guidance

The Company is withdrawing its previously issued Fiscal 2020 Revenue and Adjusted EBITDA guidance. Given ongoing uncertainty due to COVID-19 and the evolving related economic and financial consequences, the Company is not providing updated guidance at this time.

Key Financials (unaudited)

	Three months ended 31 March			Nine months ended 31 March
£ million (except (loss)/earnings per share)	2020	2019	Change	2020	2019	Change
Commercial revenue	68.6	66.6	3.0%	219.6	208.4	5.4%
Broadcasting revenue	26.0	53.8	(51.7)%	123.6	200.3	(38.3)%
Matchday revenue	29.1	31.7	(8.2)%	84.3	87.0	(3.1)%
Total revenue	123.7	152.1	(18.7)%	427.5	495.7	(13.8)%
Adjusted EBITDA(1)	27.9	41.2	(32.3)%	134.8	174.9	(22.9)%
Operating (loss)/profit	(3.3)	14.2	-	44.2	72.1	(38.7)%
(Loss)/profit for the period (i.e. net (loss)/income)(2)	(22.8)	7.7	-	13.3	41.1	(67.6)%
Basic (loss)/earnings per share (pence)	(13.89)	4.65	-	8.07	24.96	(67.7)%
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)(1)	(7.3)	7.8	-	22.4	61.1	(63.3)%
Adjusted basic (loss)/earnings per share (pence)(1)	(4.42)	4.72	-	13.61	37.12	(63.3)%
Net debt(1)/(2)	429.1	301.7	42.2%	429.1	301.7	42.2%

(1) Adjusted EBITDA, adjusted (loss)/profit for the period, adjusted basic (loss)/earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged.

COVID-19 Impact

Manchester United has taken a range of measures to support its communities in response to the COVID-19 pandemic, including donations to food banks and outreach to elderly and disabled supporters. In addition, the Manchester United Foundation has committed over £1M to community initiatives, including the supply of 60,000 meals for health workers in local hospitals and support for schools and vulnerable children across Greater Manchester. The Club has also used its media platforms to deliver public health messages and to support frontline workers around the world.

Operationally, the impact of the pandemic and measures to prevent further spread continues to disrupt its businesses in a number of ways, most significantly in Broadcasting and Matchday operations. Old Trafford and its flagship Megastore operations have been closed to visitors since 20 March 2020 and Museum, Stadium Tour and Red Café operations have been closed since 17 March 2020. Government imposed restrictions have also resulted in the postponement of the Premier League, UEFA competitions and FA Cup competition since 13 March 2020. Postponement of the Premier League and changes to match scheduling has resulted in a reduction in the total broadcasting revenue expected for the season and has impacted broadcasting revenue during the quarter for matches played to date. In addition, during the quarter, Broadcasting and Matchday revenues were impacted due to the postponement of three matches: one away Premier League match, one home Round of 16 Europa League match and one away FA cup quarter-final match.

Working Capital and Liquidity

As of 31 March 2020, the Company had £90.3m of cash balances together with access to an additional £150m available under the Company’s revolving credit facility. This provides financial flexibility to support the Club through the disruption caused by COVID-19.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £68.6 million, an increase of £2.0 million, or 3.0%, over the prior year quarter.

•	Sponsorship revenue was £44.7 million, an increase of £3.1 million, or 7.5%, over the prior year quarter, primarily due to new sponsorship deals.
•	Retail, Merchandising, Apparel & Product Licensing revenue was £23.9 million, a decrease of £1.1 million, or 4.4%, over the prior year quarter, in part due to the closure of the Old Trafford Megastore mid-March.

Broadcasting

Broadcasting revenue for the quarter was £26.0 million, a decrease of £27.8 million, or 51.7%, over the prior year quarter, primarily due to an estimated £15.0m Premier League rebate due to broadcasters, following delay and broadcast schedule changes to the 2019/20 football season, non-participation in the UEFA Champions League, and the impact of playing two fewer Premier League away games.

Matchday

Matchday revenue for the quarter was £29.1 million, a decrease of £2.6 million, or 8.2%, over the prior year quarter, including the impact of postponement of the Round of 16 Europa League home match and closure of non-match day operations in mid-March.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £131.8 million, a decrease of £12.4 million, or 8.6%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £69.5 million, a decrease of £15.3 million, or 18.0%, over the prior year quarter, due to the impact of net player disposals, loan deals and reductions in player salaries as a result of non-participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the quarter were £26.3 million, an increase of £0.2 million, or 0.8%, over the prior year quarter.

Depreciation and amortization

Depreciation for the quarter was £3.7 million, an increase of £0.9 million, or 32.1%, over the prior year quarter. Amortization for the quarter was £32.3 million, an increase of £1.8 million, or 5.9%, over the prior year quarter. The unamortized balance of registrations at 31 March 2020 was £356.4 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £4.8 million, compared to £6.3 million for the prior year quarter.

Net finance costs

Net finance costs for the quarter were £25.3 million, compared to £3.1 million in the prior year quarter. The increase was due to unrealized foreign exchange losses on unhedged USD borrowings.

Income tax

The income tax credit for the quarter was £5.8 million, compared to a charge of £3.4 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £10.6 million in the quarter, compared to an increase of £3.5 million in the prior year quarter.

Net cash inflow from operating activities for the quarter was £26.3 million, an increase of £4.1 million over the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £4.7 million, an increase of £3.1 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £21.2 million, an increase of £19.2 million over the prior year quarter.

Net debt

Net Debt as of 31 March 2020 was £429.1 million, an increase of £127.4 million over the prior year quarter, due to an overall decrease in cash and cash equivalents and adverse movements in the GBP:USD exchange rate. The gross USD debt principal remains unchanged.

Conference Call Details

The Company’s conference call to review fiscal 2020 third quarter results will be broadcast live over the internet today, 21 May 2020 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 142-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/loss on disposal of intangible assets, exceptional items, net finance costs/income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)

Adjusted (loss)/profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 21%; 2019: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2019: 21%) applicable during the financial year. A reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted (loss)/earnings per share

Adjusted basic and diluted (loss)/earnings per share are calculated by dividing the adjusted (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted (loss)/earnings per share are presented in supplemental note 3.

4.	Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2020	2019	2020	2019
Commercial % of total revenue	55.5%	43.8%	51.4%	42.0%
Broadcasting % of total revenue	21.0%	35.4%	28.9%	40.4%
Matchday % of total revenue	23.5%	20.8%	19.7%	17.6%
Home Matches Played
PL	5	5	15	15
UEFA competitions	1	1	4	4
Domestic Cups	2	1	4	2
Away Matches Played
PL	4	6	14	16
UEFA competitions	2	1	5	4
Domestic Cups	4	3	5	3
Other
Employees at period end	997	950	997	950
Employee benefit expenses % of revenue	56.2%	55.8%	49.3%	48.4%

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 161 868 8431 Corinna.Freedman@manutd.co.uk	Media Relations: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk
Sard Verbinnen & Co Jim Barron / Devin Broda + 1 212 687 8080 JBarron@SARDVERB.com dbroda@SARDVERB.com

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2020	2019	2020	2019
Revenue from contracts with customers	123,711	152,068	427,537	495,706
Operating expenses	(131,783)	(144,181)	(399,457)	(448,030)
Profit on disposal of intangible assets	4,765	6,378	16,067	24,457
Operating (loss)/profit	(3,307)	14,265	44,147	72,133
Finance costs	(25,758)	(5,361)	(19,701)	(16,877)
Finance income	511	2,213	1,274	2,257
Net finance costs	(25,247)	(3,148)	(18,427)	(14,620)
(Loss)/profit before income tax	(28,554)	11,117	25,720	57,513
Income tax credit/(expense)	5,701	(3,464)	(12,438)	(16,444)
(Loss)/profit for the period	(22,853)	7,653	13,282	41,069

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)	(13.89)	4.65	8.07	24.96
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share (thousands)	164,544	164,526	164,563	164,526
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence)(1)	(13.89)	4.65	8.06	24.94
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share (thousands) (1)	164,544	164,664	164,746	164,664

(1) For the three months ended 31 March 2020 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 March 2020	30 June 2019	31 March 2019
ASSETS
Non-current assets
Property, plant and equipment	254,994	246,032	246,396
Right-of-use assets(1)	4,984	-	-
Investment properties	24,703	24,979	13,739
Intangible assets	784,746	768,857	718,551
Deferred tax asset	54,061	58,415	57,057
Trade receivables	42,429	9,889	9,964
Income tax receivable	-	-	547
Derivative financial instruments	1,134	30	777
	1,167,051	1,108,202	1,047,031
Current assets
Inventories	2,403	2,130	2,083
Prepayments	10,868	13,030	13,007
Contract assets – accrued revenue	42,700	39,532	53,073
Trade receivables	41,106	23,851	118,983
Other receivables	121	1,188	436
Income tax receivable	1,223	643	598
Derivative financial instruments	690	312	511
Cash and cash equivalents	90,251	307,637	193,855
	189,362	388,323	382,546
Total assets	1,356,413	1,496,525	1,429,577

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 March 2020	30 June 2019	31 March 2019
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(3,720)	-	-
Merger reserve	249,030	249,030	249,030
Hedging reserve	(35,521)	(35,544)	(30,848)
Retained earnings	135,391	132,841	166,751
	414,055	415,202	453,808
Non-current liabilities
Deferred tax liabilities	37,126	31,865	33,678
Contract liabilities - deferred revenue	25,562	33,354	51,079
Trade and other payables	51,980	79,183	45,559
Borrowings	517,075	505,779	493,336
Lease liabilities(1)	3,416	-	-
Derivative financial instruments	8,538	2,298	21
	643,697	652,479	623,673
Current liabilities
Contract liabilities - deferred revenue	99,240	190,146	156,138
Trade and other payables	191,214	230,386	185,733
Income tax liabilities	4,214	2,859	7,898
Borrowings	2,302	5,453	2,197
Lease liabilities(1)	1,687	-	-
Derivative financial instruments	4	-	130
	298,661	428,844	352,096
Total equity and liabilities	1,356,413	1,496,525	1,429,577

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2020	2019	2020	2019
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	34,333	29,803	15,894	112,140
Interest paid	(7,944)	(7,679)	(17,895)	(17,186)
Debt finance costs paid	-	-	(555)	-
Interest received	115	697	1,165	2,052
Tax paid	(200)	(578)	(1,897)	(2,388)
Net cash inflow/(outflow) from operating activities	26,304	22,243	(3,288)	94,618
Cash flows from investing activities
Payments for property, plant and equipment	(4,662)	(1,559)	(17,692)	(8,877)
Payments for intangible assets	(24,419)	(14,809)	(211,730)	(159,865)
Proceeds from sale of intangible assets	3,225	12,709	25,234	37,892
Net cash outflow from investing activities	(25,856)	(3,659)	(204,188)	(130,850)
Cash flows from financing activities
Acquisition of treasury shares	(3,372)	-	(3,372)	-
Repayment of borrowings	-	-	-	(3,750)
Principal elements of lease payments(1)	(399)	-	(1,160)	-
Dividends paid	(11,323)	(11,610)	(11,323)	(11,610)
Net cash outflow from financing activities	(15,094)	(11,610)	(15,855)	(15,360)
Net (decrease)/increase in cash and cash equivalents	(14,646)	6,974	(223,331)	(51,592)
Cash and cash equivalents at beginning of period	100,856	190,395	307,637	242,022
Effects of exchange rate changes on cash and cash equivalents	4,041	(3,514)	5,945	3,425
Cash and cash equivalents at end of period	90,251	193,855	90,251	193,855

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

SUPPLEMENTAL NOTES

1       General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
(Loss)/profit for the period	(22,853)	7,653	13,282	41,069
Adjustments:
Income tax (credit)/expense	(5,701)	3,464	12,438	16,444
Net finance costs	25,247	3,148	18,427	14,620
Profit on disposal of intangible assets	(4,765)	(6,378)	(16,067)	(24,457)
Exceptional items	-	-	-	19,599
Amortization	32,346	30,434	95,790	99,005
Depreciation	3,683	2,852	10,951	8,631
Adjusted EBITDA	27,957	41,173	134,821	174,911

3	Reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
(Loss)/profit for the period	(22,853)	7,653	13,282	41,069
Exceptional items	-	-	-	19,599
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	19,664	(1,430)	2,590	105
Fair value movement on embedded foreign exchange derivatives	(307)	138	39	82
Income tax (credit)/expense	(5,701)	3,464	12,438	16,444
Adjusted (loss)/profit before income tax	(9,197)	9,825	28,349	77,299
Adjusted income tax credit/(expense) (using a normalized tax rate of 21% (2019: 21%))	1,931	(2,063)	(5,953)	(16,233)
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)	(7,266)	7,762	22,396	61,066

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(4.42)	4.72	13.61	37.12
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic (loss)/earnings per share (thousands)	164,544	164,526	164,563	164,526
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence) (1)	(4.42)	4.71	13.59	37.09
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted (loss)/earnings per share (thousands) (1)	164,544	164,664	164,746	164,664

(1) For the three months ended 31 March 2020 potential ordinary shares are anti-dilutive, as their inclusion in the adjusted diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
(Loss)/profit for the period	(22,853)	7,653	13,282	41,069
Income tax (credit)/expense	(5,701)	3,464	12,438	16,444
(Loss)/profit before income tax	(28,554)	11,117	25,720	57,513
Adjustments for:
Depreciation	3,683	2,852	10,951	8,631
Amortization	32,346	30,434	95,790	99,005
Profit on disposal of intangible assets	(4,765)	(6,378)	(16,067)	(24,457)
Net finance costs	25,247	3,148	18,427	14,620
Non-cash employee benefit expense – equity-settled share-based payments	226	164	591	535
Foreign exchange (gains)/losses on operating activities	(640)	(94)	(926)	88
Reclassified from hedging reserve	3,177	1,167	8,988	4,011
Changes in working capital:
Inventories	132	527	(273)	(667)
Prepayments	2,343	(2,687)	2,162	(2,145)
Contract assets – accrued revenue	35,398	26,423	(3,168)	(15,055)
Trade receivables	(14,475)	(91,283)	(5,971)	(9,564)
Other receivables	493	1,161	1,067	(329)
Contract liabilities – deferred revenue	(42,380)	44,603	(98,698)	(10,380)
Trade and other payables	22,102	8,649	(22,699)	(9,666)
Cash generated from operations	34,333	29,803	15,894	112,140

5       Adoption of IFRS 16

The Group adopted IFRS 16, “Leases” with effect from 1 July 2019. The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated.

The new treatment of leases has resulted in an increase in non-current assets and financial liabilities as well as increasing underlying EBITDA, offset by an increase in depreciation and an increase in finance charges.

The Group expects that adjusted EBITDA for the year ended 30 June 2020 will increase by approximately £1.7 million. Profit before tax is expected to decrease by approximately £0.1 million.

Lease payments were previously presented as operating cash flows. Lease payments are now split into payments for the principal portion of the lease liability which are presented as financing cash flows, and payments for the interest portion of the lease liability which are presented as operating cash flows. There is no impact on overall cash flow.

Note 3 and note 15 to the interim consolidated financial statements for the three and nine months ended 31 March 2020 provide further detail on the adoption of IFRS 16 and the impact on the consolidated income statement, consolidated balance sheet, and consolidated statement of cash flows.